

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Via U.S. Mail and Fax (216) 694-5534

Ms. Laurie Brlas
Chief Financial Officer
Cliffs Natural Resources Inc.
1100 Superior Avenue
Cleveland, Ohio 44114-2544

> **Re:** **Cliffs Natural Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 1-08944**

Dear Ms. Brlas:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Note 2 – Acquisitions and Dispositions

Sonoma, page 83

1.   We note the combination of interrelated agreements through which you obtained a 45 percent economic interest in the collective operations of Sonoma. Please clarify the terms of these interrelated agreements and how they result in your obtaining a 45 percent interest in Sonoma.

Note 4 – Segment Reporting, page 86

2.   We note the negative sales margins for North American Coal for the year ended December 31, 2007, and also for the nine months ended September 30, 2008. We also note from your Full-Year Outlook included in your Form 8-K filed October 23, 2008 that you are projecting reduced revenue per ton and increased cost per ton for this segment which will further erode your sales margins. Your critical accounting policies state you monitor conditions that indicate that the carrying value of an asset or asset group may be impaired. Given the historical results and your outlook of increased costs with decreased revenues, tell us how you evaluated impairment of long-lived assets for your North American Coal segment.

Item 9A. Controls and Procedures, page 120

3.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands that the conclusion of effectiveness is based upon the reasonable assurance level.

4.   We note your disclosure that you maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in your Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure "based closely" on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. Please advise what you mean by the term "based closely" in this context. For example, please advise whether such term is intended to qualify your officers' conclusion that your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of the end of your fiscal year.

Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2008

5.   In addition to your disclosure regarding your results of operations with respect to each relevant, reportable segment, please revise your disclosure in future filings to provide a discussion that focuses on your company as a whole. See Item 303(a) of Regulation S-K.

Definitive Proxy Statement filed March 26, 2008

6.   We note your disclosure that pursuant to its charter, the audit committee reviews and approves all related-party transactions, defined as those transactions required to be disclosed under Item 404 of Regulation S-K. In future filings, please disclose the standards to be applied in reviewing and approving related party transactions. See Item 404(b)(1)(ii). Please provide us with an example of the disclosure you intend to use.

Engineering comments:

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Asia-Pacific Coal, page 30

Segment Reporting, page 86

7.   We note you are developing both the Sonoma and Amapa properties for production. The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Please disclose the heat values and sulfur content of your Sonoma coal property and any reserves associated with your Amapa project.

8.   In regards to your coal properties, please disclose your proven and probable reserves, as defined in Industry Guide 7, separately in a table for each mine.

        •   Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the heat value (BTU) per pound and sulfur content. Do not report BTU content as "dry," but include natural moisture in the calculation.

- If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate

- Disclose your percentage of compliance and non-compliance coal, if applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have questions regarding the engineering comments and related matters. You may contact Anne Parker at (202) 551-3611 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Roger Schwall

H. Roger Schwall
Assistant Director